Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175515

PROSPECTUS
GYRODYNE COMPANY OF AMERICA, INC.

Subscription Rights to Purchase up to
173,305 Shares of Common Stock at $53.00 per Share

We are distributing at no charge to holders of our common stock non-transferable subscription rights to purchase up to 173,305 shares of our common stock, subject to certain limitations.  You will receive one subscription right for each share of common stock held of record as of 5:00 p.m., New York City time, on August 15, 2011.

In the rights offering, we are distributing subscription rights exercisable for up to 173,305 shares of our common stock.  7.5 subscription rights will entitle you to purchase one share of our common stock at a subscription price equal to $53.00 per share, which we refer to as the basic subscription privilege.  If all rights are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, the total purchase price of the shares offered in the rights offering would be approximately $9,210,000, subject to the over-allotment described below.  If you fully exercise your basic subscription privilege, you will also be entitled to purchase shares not purchased by other subscription rights holders pursuant to the over-subscription privilege described in this prospectus.  To the extent you properly exercise your basic subscription privilege and/or your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payment received by the subscription agent will be returned promptly, without interest or penalty.  Alternatively, if there are not enough shares to honor all over-subscription requests, we may, at our discretion, issue up to an additional 19,336 shares, which we refer to as “over-allotment shares,” to honor over-subscription requests.  If the rights offering is over-subscribed, and we issue all of the over-allotment shares, the total purchase price of the shares offered in the rights offering would be $10,210,000.

The subscription rights may be exercised at any time during the subscription period, which will commence on August 23, 2011 and expire 5:00 p.m., New York City time, on September 22, 2011, unless we extend the rights offering period.  We reserve the right to extend the rights offering period at our sole discretion for a period not to exceed 30 days, although we do not presently intend to do so.  We urge you to carefully consider whether to exercise your subscription rights before the expiration of the rights offering period.  All exercises of subscription rights are irrevocable.  However, if we make a fundamental change in the rights offering or extend the rights offering for a period of more than 30 days, you may cancel your subscription and receive a refund of any money you have advanced.  Our board of directors is making no recommendation regarding your exercise of the subscription rights.  The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.

We may cancel the rights offering at any time prior to its expiration for any reason.  If we cancel the rights offering, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.  The shares of common stock are being offered in the rights offering directly by us without the services of a dealer manager, selling agent or standby purchaser.

Shares of our common stock are traded on the NASDAQ Capital Market under the symbol “GYRO”.  On August 19, 2011, the closing sale price for our common stock was $58.93 per share.  We urge you to obtain a current market price for the shares of our common stock before making any determination with respect to the exercise of your rights.  The shares of common stock issued in the rights offering we expect will also be listed on the NASDAQ Capital Market under the same symbol.

The exercise of your subscription rights for shares of our common stock involves a high degree of risk.  You should carefully consider all of the information set forth in this prospectus, including the section entitled “Risk Factors” beginning on page 10 of this prospectus as well as all information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your subscription rights.  See “Incorporation by Reference.”

	Per Share	Aggregate
Subscription Price	$53.00	$9,210,000 (1)
Estimated Expenses	$ 1.21	$ 210,000
Net Proceeds to Us	$51.93	$9,000,000
(1)	Assumes the rights offering is fully subscribed, but no over-allotment shares are issued.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.
The date of this prospectus is August 23, 2011

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not authorized anyone to provide you with additional or different information.  You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the subscription rights.  Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference into this prospectus, or in any related free writing prospectus that has been or will be filed by us or on our behalf with the SEC.  You must not rely upon any information or representation not contained or incorporated by reference into this prospectus.  This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.  Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus to the “Company,” “Gyrodyne,” “we,” “us” and “our” and similar terms refer to Gyrodyne Company of America, Inc. and its subsidiaries and predecessors on a consolidated basis.  References to our “common stock” refer to the common stock of Gyrodyne Company of America, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements, which are based on certain assumptions and describe our current strategies, expectations and future plans, are generally identified by our use of words, such as “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity,” and similar expressions, whether in the negative or affirmative, but the absence of these words does not necessarily mean that a statement is not forward-looking.  You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters.  We believe that it is important to communicate our future expectations to our investors.  There will be events in the future, however, that we are not able to predict accurately or control.  The factors listed under “Risk Factors” in this prospectus and in any documents incorporated by reference into this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.  Such risks and uncertainties include, among other things, risks and uncertainties related to:

•	our condemnation case with the State of New York in the New York Court of Claims;
•	the level of our indebtedness and our ability to meet covenants in our debt agreements;
•	our efforts to rezone and develop our Flowerfield property, including delays and cost overruns;
•	national and local economic and business conditions, including the current economic weakness, that could affect occupancy rates at our medical and industrial parks;
•
the health care industry, including competition, changes in Medicare and Medicaid reimbursement to medical professionals and hospitals alike, increases in utility and fuel costs and other operating costs;

•
the availability and terms of financing and capital and the general volatility of the securities markets, specifically, the impact of the current credit crisis which has severely constrained the availability of debt financing;

•	management and performance of our medical parks and industrial park;
•	supply and demand for medical office and industrial space in our current market areas;
•	legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts and the application of our Private Letter Ruling;
•	other factors, including those discussed in “Risk Factors” in this prospectus and incorporated by reference into this prospectus; and
•	the board’s perception of the value of our assets including our case for just compensation in the condemnation trial when compared to the current market capitalization.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this prospectus or incorporated by reference herein.  All forward-looking statements speak only as of the date of this prospectus or, in the case of any document incorporated by reference, the date of that document.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.  We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this prospectus.  In addition, our past results are not necessarily indicative of our future results.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering.  The answers are based on selected information from this prospectus and the documents incorporated by reference herein.  The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering.  This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

What is the rights offering?

We are distributing at no charge non-transferable subscription rights to holders of our common stock.  You will receive one subscription right for each share of common stock you owned, as of 5:00 p.m., New York City time, on August 15, 2011, the record date.  The subscription rights will be evidenced by subscription rights certificates.  7.5  subscription rights will entitle you to purchase one share of our common stock at a subscription price equal to $53.00 per share.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Why are we conducting the rights offering?

We are conducting the rights offering in order to raise additional equity capital to pursue our rights in the condemnation litigation, to fund the cost of pursuing development rights for the Flowerfield property, to make necessary capital improvements in our real estate portfolio and for general working capital.  A rights offering provides eligible shareholders the opportunity to participate in a capital raise on a pro rata basis and, to the extent that they exercise the subscription rights, minimize the dilution of their ownership interest in our company.  In authorizing the rights offering, our board of directors evaluated our need for additional liquidity and capital, primarily to enable us to achieve our corporate strategy to maximize the market value of our assets and diligently pursue our rights under our condemnation lawsuit.  Our board of directors concluded that we should take steps to raise additional capital by means of this rights offering.  In connection with our board’s evaluation of our capital needs and of this rights offering, our board of directors also considered:

•	current economic and financial market conditions;
•	the size and timing of the rights offering;
•	the potential dilution to our current shareholders if they choose not to participate in the offering or choose not to exercise their basic subscription privilege in full;
•	alternatives available for raising equity capital;
•	historical and current trading prices for our common stock;
•	the potential for the rights offering to increase the public float for our common stock; and
•	the opportunity for our existing shareholders to participate on a pro rata basis and to have an over-subscription privilege.

Is the rights offering consistent with our previously announced corporate strategy?

In December 2005, we announced our corporate strategy to position our company so that we are best able to achieve one or more shareholder liquidity events in a reasonable period of time that would put the maximum amount of cash or marketable securities in the hands of our shareholders in a tax efficient manner.  The rights offering is intended to raise sufficient funds to enable us to pursue our rights in the condemnation litigation, to fund the cost of pursuing development rights for our Flowerfield property, to make necessary capital improvements in our real estate portfolio and for general working capital.  Our board of directors believes the rights offering is consistent with, and will help us implement, our existing corporate strategy.

How was the subscription price determined?

Our board of directors determined the terms of the rights offering.  In determining the subscription price, our board of directors considered a number of factors, including:

•	our need for additional capital, liquidity and financial flexibility;
•	current economic and financial market conditions;
•	alternatives available for raising equity capital;
•
the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering on a pro rata basis to all shareholders with an over-subscription privilege;

•	historical and current trading prices for our common stock;
•
potential costs associated with the condemnation litigation, pursuing our development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general working capital needs;

•	subscription price discounts in similar rights offerings; and
•	the board’s perception of the value of our assets, including our case for just compensation in the condemnation trial when compared to the current market capitalization.

The subscription price was established by our board of directors at a price of $53.00 per share.  The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period.  We cannot assure you that the trading price of our common stock will not decline during or after the rights offering.  We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price.  We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

What is the basic subscription privilege?

For each group of 7.5 rights you own, we will give you a basic subscription privilege to buy from us one share of our common stock at the subscription price, subject to certain limitations described below.  You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

No fractional shares of common stock will be issued.  Any fractional rights resulting from the exercise of the basic subscription privilege will be eliminated by rounding up to the nearest whole number.  For example, if you owned 100 shares of our common stock as of 5:00 p.m., New York City time, on the record date, you would receive the same number of subscription rights and would have the right to purchase 14 shares of common stock for $53.00 per share with your basic subscription privilege.

What is the over-subscription privilege?

If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase any portion of our shares of common stock that are not purchased by our other shareholders through the exercise of their respective basic subscription privileges.  You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full.  If, however, over-subscription requests exceed the number of shares of common stock that remain available for sale in the rights offering, we will allocate the available shares of common stock pro rata among each shareholder properly exercising the over-subscription privilege.  “Pro rata” means in proportion to the number of shares of our common stock that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

If there are not enough unsubscribed shares to honor all requests pursuant to the over-subscription privilege, we may, in our discretion, issue up to an additional 19,336 shares to honor requests under the over-subscription privilege, subject to the same terms and conditions of the rights offering.  We refer to such additional shares as the “over-allotment shares”.  For more information, see the section entitled “The Rights Offering — Over-Subscription Privilege and Over-Allotment Option.”

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering.  Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of our common stock available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your over-subscription as elected by you).  For more information, see the section entitled “The Rights Offering—Over-Subscription Privilege and Over-Allotment Option.”

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

Yes.  To avoid triggering our shareholder rights plan, in no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder, without the approval of our board of directors, owning 20% or more of our issued and outstanding common stock after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege. See “Description of Capital Stock—Shareholder Rights Plan.”

Also, our ability to satisfy your exercise of the basic subscription privilege and the over-subscription privilege will be subject to a limitation under relevant SEC rules that limits the number of shares of common stock that we may sell under a Form S-3 registration statement to a maximum aggregate market value of not more than one-third of our public float, i.e., one-third of the market value of shares of our common stock held by non-affiliates, when combined with shares we sold in the prior twelve-month period.  We have not sold any shares pursuant to a registration statement on Form S-3 during the twelve months immediately prior to the date of this prospectus.  As of August 16, 2011, our public float was approximately $41.9 million, which would mean that we would be permitted to sell shares of our common stock with a market value of up to $14.0 over a 12-month period.

In addition, to ensure compliance with the so-called “5/50 rule” of the Internal Revenue Code, which generally prohibits five or fewer shareholders from owning in the aggregate in excess of 50% of the value of the shares of a real estate investment trust (or “REIT”) during the last half of any of the REIT’s taxable years (starting with the REIT’s second taxable year), subscription and over-subscription privileges will be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

We will be able to satisfy your exercise of the over-subscription privilege only to the extent that other subscription rights holders do not elect to purchase all of the shares offered under their basic subscription privilege.  We will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege.

If over-subscription requests exceed the number of shares available, we will allocate the available shares of common stock pro rata among the shareholders that properly exercise such privilege in proportion to the total number of shares requested by shareholders in the over-subscription privilege.

If there are not enough unsubscribed shares to honor all requests under the over-subscription privilege, we may, in our discretion, issue up to an additional 19,336 over-allotment shares to honor requests under the over-subscription privilege, subject to the same terms and conditions of the rights offering.

No fractional shares of common stock will be issued.  Any fractional rights resulting from the share allocation process described in this prospectus will be eliminated by rounding up to the nearest whole number.

Am I required to exercise the rights I receive in the rights offering?

No.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  However, if you choose not to fully exercise your basic subscription privilege and other subscription rights holders fully exercise their basic subscription privilege, the percentage of our common stock owned by other shareholders will increase, the relative percentage of our common stock that you own will decrease, and your voting and other rights will be diluted.  In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment prior to the expiration of the rights offering, which is September 22, 2011, at 5:00 p.m., New York City time.  If your shares of common stock are held in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m. New York City time, on September 22, 2011 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., New York City time on September 22, 2011 (unless extended as described below), whether or not we have been able to locate each shareholder entitled to subscription rights.  Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

May I transfer my subscription rights?

No.  You may not sell, transfer or assign your subscription rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

There is no minimum subscription requirement in the rights offering.  However, our board of directors reserves the right to cancel the rights offering for any reason, including if our board of directors believes that there is insufficient participation by our subscription rights holders.  If the rights offering is canceled, all subscription proceeds received by the subscription agent will be returned, without interest or penalty.

Have any shareholders committed to exercise their subscription rights?

We have no commitments from any shareholder to participate in the rights offering at this time.  However, subsequent to our announcement on August 5, 2011 of the terms of the rights offering, Bulldog Investors and Leap Tide Capital Management, Inc. and affiliates, which own 17.9% and 7.3%, respectively, of our outstanding shares, have each indicated their intention to participate fully in the rights offering and to subscribe for additional shares pursuant to the over-subscription privilege.

Are there any other conditions to the completion of the rights offering?

Yes.  The completion of the rights offering is subject to the conditions described under “The Rights Offering—Conditions, Withdrawal and Termination.”

Can the board of directors cancel, change or extend the rights offering?

Yes.  We may cancel the rights offering at any time prior to the expiration date for any reason.  If the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

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Our board of directors also reserves the right to change the terms of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for shares the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  The terms of the rights offering cannot be changed after the expiration date of the rights offering.  Although we do not presently intend to do so, we may choose to change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such changes may include a change in the subscription price although no such change is presently contemplated.

We also have the option to extend the rights offering for a period not to exceed 30 days, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.  If we extend the rights offering by more than 30 days or if we make any fundamental change to the rights offering, you may cancel your subscription and receive a refund of any money you have advanced.

When will I receive my subscription rights certificate?

As soon as practicable after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common stock as of the close of business on the record date, based on our shareholder registry maintained at the transfer agent for our common stock.  If you hold your shares of common stock through a brokerage account, bank, or other nominee, you will not receive an actual subscription rights certificate.  Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf.  If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate.  It is not necessary to have a physical subscription rights certificate to elect to exercise your rights.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 5:00 p.m., New York City time, on September 22, 2011.  If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, including rounding up for fractional rights.  If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock that could be purchased with your over-payment.  If the payment exceeds the subscription price for the full exercise of your subscription rights, or if you subscribe for more shares than you are eligible to purchase pursuant to the basic privilege and/or over-subscription privilege, then the excess will be returned to you as soon as practicable.  You will not receive interest on any payments refunded to you under the rights offering.

What should I do if I want to participate in the rights offering, but my shares of common stock are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares of our common stock that you own.  The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares.  We will ask your record holder to notify you of the rights offering.  However, if you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly initiate contact with that intermediary.  Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 5:00 p.m. New York City time on September 22, 2011, which we established as the expiration date of the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes.  The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering.  If the rights offering is not completed, the subscription agent will return, without interest or penalty, as soon as practicable all subscription payments.  If you own shares of common stock in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

What form of payment is required to purchase our shares of common stock in the rights offering?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent in connection with the rights offering must be made in full, in United States currency, in immediately available funds, by:

•
personal checks (money orders or bank drafts will not be acceptable) payable to Registrar and Transfer Company, as subscription agent, f/b/o Gyrodyne Company of America, Inc., drawn upon a United States bank; or

•	wire transfer of immediately available funds to the account maintained by the subscription agent to:

TD Bank
6000 Atrium Way
Mt. Laurel, New Jersey  08054
ABA # 031-201-360
For the Benefit of:
Registrar and Transfer Company as Rights Subscription Agent for Various Holders
Account # 276-053-5977
Reference:  Gyrodyne Rights Offering

After I exercise my subscription rights, can I change my mind?

No.  All exercises of subscription rights are irrevocable by the subscription rights holders, even if you later learn information about us that you consider unfavorable, or even in the event we extend the rights offering.  However, if we make a fundamental change in the rights offering or extend the rights offering for a period of more than 30 days, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering.  However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

Does exercising my subscription rights involve risk?

Yes.  The exercise of your subscription rights involves risks.  Exercising your subscription rights involves the purchase of shares of our common stock and should be considered as carefully as you would consider other equity investments.  Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and information in the documents incorporated by reference into this prospectus.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

No.  Our board of directors is making no recommendations regarding your exercise of the subscription rights.  Shareholders who exercise subscription rights risk investment loss on new money invested.  We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See “Risk Factors” in this prospectus and the documents incorporated by reference into this prospectus.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights.  If you exercise your subscription rights through a broker, dealer, custodian bank or other record holder of your shares of common stock, you are responsible for paying any fees that person may charge.

When will I receive my new shares of common stock?

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after the completion of the rights offering.  One stock certificate will be generated for each rights certificate processed.  Until your stock certificate is received, you may not be able to sell the shares of our common stock acquired in the rights offering.  If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares.  Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.  In either case, the shares will be delivered following the completion of any pro-rations as may be necessary to effect any of the limitations described in this prospectus and in the event the over-subscription requests exceed the number of shares not subscribed for pursuant to the basic subscription privilege.  See “The Rights Offering—Limitations on Subscription.”

Will the subscription rights be listed on a stock exchange or national market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  Our common stock will continue to trade on the NASDAQ Capital Market under the symbol “GYRO,” and we expect the shares of common stock to be issued in connection with the rights offering will also be listed on the NASDAQ Capital Market under the same symbol.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws.  You are urged to seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any tax laws.  See “Certain Material U.S. Federal Income Tax Considerations.”

What happens if I choose not to exercise my subscription rights?

Subscription rights holders who do not exercise their subscription rights will lose any value that may be represented by the rights.  If you do not exercise your basic subscription privilege and the rights offering is completed, the number of shares of our common stock you own will not change but, due to the fact that shares will be purchased by other subscription rights holders in the rights offering, your percentage ownership of our total outstanding common stock will decrease.  In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other subscription rights holders fully exercise their basic and over-subscription privilege, the percentage of our common stock owned by those other subscription rights holders will increase.

How many shares of common stock will be outstanding after the rights offering?

As of August 19, 2011, there were 1,290,039 shares of our common stock outstanding.  We will issue up to 173,305 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised and may issue up to 19,336 additional shares of common stock to fulfill the over-allotment option resulting in a maximum number of shares of common stock issued in the rights offering of 192,641.  Based on the number of shares outstanding as of August 19, 2011, if we issue all 192,641 shares of common stock available in this rights offering (including the over-allotment), we would have 1,482,680 shares of common stock outstanding following the completion of the rights offering.  If the over-allotment shares are not issued, the maximum number of shares of common stock we would have outstanding will be 1,463,344.

How much money will Gyrodyne receive from the rights offering?

The net proceeds to us from the rights offering will depend on the number of subscription rights that are exercised.  If we issue all 173,305 shares available in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $9 million.  If we issue the over-allotment in full, the net proceeds to us, after deducting estimated offering expenses, will be approximately $10 million.  We estimate that the expenses of the rights offering will be approximately 2% of the offering or approximately $210,000.

To whom should I send my forms and payment?

If you received a rights certificate with this prospectus and wish to purchase shares during the rights offering, you should send your properly completed and signed rights certificate, any other subscription documents and payment by hand delivery, first class mail or courier service to the subscription agent at:

If Delivering by Hand or Overnight: Registrar and Transfer Company Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016	By Mail: Registrar and Transfer Company Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on September 22, 2011.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Who should I contact if I have more questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or telephone (800) 322-2885 (toll free).

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus.  This summary does not contain all of the information that you should consider before deciding whether to exercise your subscription rights.  You should carefully read this entire prospectus, including the information under the heading “Risk Factors” and all information included or incorporated by reference into this prospectus, which is described under the heading “Incorporation by Reference.” In this prospectus, all references to the “Company,” “GYRO” “we,” “us” and “our” refer to Gyrodyne Company of America, Inc., a New York corporation, and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Company Overview

Gyrodyne’s primary business is the investment in and the acquisition, ownership and management of a geographically diverse portfolio of medical office and industrial properties and development of industrial and residential properties.  Substantially all of the Company’s properties are subject to net leases in which the tenant must reimburse Gyrodyne for a portion of, or all of, or substantially all of the costs and/ or cost increases for utilities, insurance, repairs and maintenance, and real estate taxes.  However, certain leases provide that the Company is responsible for certain operating expenses.

As of August 19 , 2011, the Company had 100% ownership in three medical office parks comprising approximately 130,000 rentable square feet and a multitenant industrial park comprising approximately 127,000 rentable square feet.  In addition, the Company has approximately 68 acres of property in St. James, New York and an approximate 9.3% limited partnership interest in Callery-Judge Grove, L.P., a New York limited partnership (the “Grove”) which owns a 3,700+ acre citrus grove in Palm Beach County, Florida, which is the subject of a mixed-use development plan.

The Company has qualified, and expects to continue to qualify, as a real estate investment trust (“REIT”) under Section 856(c)(1) of the Internal Revenue Code of 1986, as amended (the “Code”).  Accordingly, the Company generally will not be subject to federal and state income tax, provided that distributions to its shareholders equal at least 90% of its REIT taxable income as defined under the Code.  The Company is permitted to participate in certain activities from which it was previously precluded in order to maintain its qualifications as a REIT provided the Company conducts these activities through an entity that elects to be treated as a taxable REIT subsidiary under the Code.  The Company has one taxable REIT subsidiary, Flowerfield Properties, Inc., which owns the limited partnership interest in the Grove and will be subject to federal and state income tax on the income from this investment.

As of August 19, 2011, we wholly owned the following properties:

Property	Number of Rentable Square Feet	Location	Year of Acquisition
Flowerfield Industrial Park	127,062	St. James, New York	1951
Port Jefferson Professional Park	39,329	Port Jefferson, New York	2007
Cortlandt Manor Medical Center	33,698	Cortlandt Manor, New York	2008 and 2010
Fairfax Medical Center	57,621	Fairfax, Virginia	2009

Total	257,710

We are a New York corporation organized in 1946.  Our headquarters and principal executive offices are located at 1 Flowerfield, Suite 24, St. James, New York 11780.  Our main phone number is (631) 584-5400.  More comprehensive information about us, our properties and the condemnation lawsuit is available through our internet website at www.gyrodyne.com.  Except for the documents incorporated by reference in this prospectus as described under the heading “Incorporation by Reference,” the information and other content contained on, or that may be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus, and you should not consider it to be part of this prospectus.

We are a party to a lawsuit against the State of New York for just compensation for 245.5 acres of our Flowerfield property taken by Stony Brook University under eminent domain on November 2, 2005.  The trial was held in the Court of Claims of the State of New York from August 13, 2009 to August 18, 2009.  Each side submitted to the Court of Claims an appraisal of the taken property as of the November 2005 appropriation date.  Our appraiser valued the taken property at $125,000,000, based in part upon a separate zoning analysis report that we filed with the Court of Claims which concluded that there was a high probability the taken property would have been rezoned from light industrial use to a planned residential development district.  New York State’s appraiser appraised the taken property at a fair market value of $22,450,000 based only upon the current light industrial zoning.

On June 30, 2010, the Court of Claims published its decision requiring New York State to pay us an additional $98,685,000 as just compensation for the taken property.  The State had paid us $26,315,000 for the taken property at the time of the taking, which we elected under New York’s eminent domain law (the “EDPL”) to treat as an advance payment while we pursued our claim.  Under the EDPL and in the decision issued by the Court of Claims, we are also entitled, subject to EDPL Section 514, to statutory interest on the additional amount awarded at a rate of nine percent (9%) per annum from November 2, 2005, the date of the taking, to the date of payment.  Additionally, we submitted a motion to the Court of Claims on September 4, 2010 under EDPL Section 701 seeking reimbursement of costs and expenses we incurred, including attorneys’ fees and costs in the amount of approximately $1,475,000.

On September 7, 2010, New York State filed a Notice of Appeal to the Appellate Division of the Supreme Court, Second Department from the Judgment of the Court of Claims entered in our favor for an additional $98,685,000 plus statutory interest through the date of payment.  On October 7, 2010, New York State submitted an affirmation to the Court of Claims in partial opposition to our motion for reimbursement of costs and expenses, and on October 12, 2010, we filed a reply brief.

On February 1, 2011, the Court of Claims entered a decision and order granting our motion for an additional allowance of approximately $1,475,000 for actual and necessary costs, disbursements and expenses, including attorneys’ fees and expenses, incurred in our case for just compensation.

On March 7, 2011, New York State filed a brief with the Appellate Division.  The brief perfected New York State’s appeal from the Judgment of the Court of Claims entered on August 17, 2010 in our favor for an additional $98,685,000 plus statutory interest as well as the Court’s decision and order entered on February 1, 2011 in our favor for an additional allowance of approximately $1,475,000  for fees and expenses.

As a result of New York State’s appeal, we cannot predict the amount of a final award or the timing of payment.  We will continue to pursue our rights vigorously, seeking payment in accordance with the decision of the Court of Claims and any further determinations.

Corporate Strategy

Our corporate strategy is to maximize the intrinsic value of our company by positioning our assets over a reasonable period of time for one or more liquidity events.  This strategy involves a balance between managing our condemnation suit and managing our real estate portfolio.  Pursuit of our strategy involves the following:

•	diligently managing the condemnation lawsuit;
•	actively managing our portfolio to improve our operating cash flow;
•	actively pursuing the re-zoning effort of our Flowerfield property to maximize its value;
•	efficiently using our capital to support the value of our real estate portfolio; and
•	increasing our working capital without materially increasing our debt service requirements.

Recent Developments

On March 18, 2011, the Grove’s lender, Prudential Industrial Properties, LLC (“Prudential”), commenced a foreclosure action against the Grove by filing a complaint in the Circuit Court of Palm Beach County to foreclose upon the Grove’s property, alleging that the Grove defaulted on its loan from Prudential and that the Grove is indebted to Prudential in an amount exceeding $37 million in principal and $8 million in interest and fees.  The Company is a limited partner in the Grove and is not a guarantor of any debt related to the Grove.  The investment is held in a taxable REIT subsidiary where the Company has $1,315,000 deferred tax liability related to the Grove.  We do not believe we have any exposure to creditors of the Grove.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete.  See “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Amount of Proceeds
The net proceeds to us from the rights offering will depend on the number of subscription rights that are exercised.  If all rights are exercised and all of the shares issuable upon exercise of the rights are sold in this offering without the over-allotment, the gross proceeds to us will be approximately $9,210,000 and the net proceeds to us, after deducting estimated offering expenses, will be approximately $9 million.  If the over-allotment is fully subscribed, we would issue an additional 19,336 shares of common stock, and the gross proceeds to us will be $10,210,000 and the net proceeds to us will be approximately $10 million.

Securities Offered
We are distributing, at no charge, to holders of our common stock, non-transferable subscription rights to purchase up to 173,305 shares of our common stock (without the over-allotment shares).  You will receive one subscription right for each share of common stock held of record, as of 5:00 p.m., New York City time, on August 15, 2011.

Basic Subscription Privilege	Under the basic subscription privilege, for each 7.5 subscription rights, you will be entitled to purchase one share of our common stock at a subscription price of $53.00 per full share.

Over-Subscription Privilege
If you exercise your basic subscription privilege in full and other shareholders do not exercise their basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege, subject to proration of available shares.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

If there are not enough unsubscribed shares to honor all requests under the over-subscription privilege, we may, in our discretion, issue up to an additional 19,336 over-allotment shares to honor requests under the over-subscription privilege, subject to the same terms and conditions of the rights offering.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

No fractional shares of common stock will be issued. Any fractional rights resulting from the share allocation process specified above will be rounded up to the nearest whole number.

Limitation on the Purchase of Shares
In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder, without the approval of our board of directors, owning 20% or more of our issued and outstanding common stock, the limit under our shareholder rights plan, after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege.  The aggregate market value of the common stock issued pursuant to the rights offering may not exceed one-third of our public float.  Subscription and over-subscription privileges will also be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

Record Date	August 15 , 2011

Expiration Date
The subscription rights will expire at 5:00 p.m., New York City time, on September 22, 2011, unless the expiration date is extended.  We reserve the right to extend the subscription rights period at our sole discretion for a period not to exceed 30 days, although we do not presently intend to do so.

Procedure for Exercising Subscription Rights	The subscription rights may be exercised at any time during the subscription period, which commences on August 23, 2011. To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our shares of common stock, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time on September 22, 2011, unless the expiration date is extended.  You may deliver the documents and payments by mail or commercial carrier.  If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York City time, on September 22, 2011, unless the expiration date is extended.

Use of Proceeds
We intend to use the net proceeds received from the rights offering for potential additional expenses associated with the condemnation litigation, pursuing development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general working capital.  See “Use of Proceeds.”

Non-Transferability of Subscription Rights
The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.

No Revocation
All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable to the exercise of your subscription rights, or even in the event we extend the rights offering.  However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering at a subscription price of $53.00 per share.

Conditions to the Rights Offering	The completion of the rights offering is subject to the conditions described under “The Rights Offering—Conditions, Withdrawal and Termination.”

Extension; Cancellation; Amendment
We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.  If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors also reserves the right to cancel the rights offering at any time prior to the expiration date for any reason.  If the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

Our board of directors also reserves the right to amend or change the terms of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date. The terms of the rights offering cannot be changed after the expiration date of the rights offering.  Although we do not presently intend to do so, we may choose to change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such changes may include a change in the subscription price although no such change is presently contemplated.

No Board Recommendation
Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Director Participation
Gyrodyne directors have indicated an interest in purchasing shares that are subject to their basic subscription privilege, at the same subscription price per share offered to all shareholders, but are not obligated to do so.

Issuance of Common Stock
If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after the completion of the rights offering.  If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares.  Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.

Listing of Common Stock
Our common stock trades on the NASDAQ Capital Market under the symbol “GYRO”, and we expect the shares to be issued in connection with the rights offering will also be listed on the NASDAQ Capital Market under the same symbol.

Certain Material U.S. Federal Income Tax Considerations
The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws.  You are urged to seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any tax laws.  See “Certain Material U.S. Federal Income Tax Considerations.”

Subscription Agent	Registrar and Transfer Company

Information Agent	MacKenzie Partners, Inc.

Shares of Common Stock Outstanding Before the Rights Offering	As of August 19, 2011, 1,290,039 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering
We will issue up to 173,305 shares of common stock in the rights offering, which excludes an over-allotment option of 19,336 shares of common stock, depending on the number of subscription rights that are exercised.  Based on the number of shares of common stock outstanding as of August 19, 2011, if we issue all 173,305 shares of common stock available in this rights offering, we would have 1,463,344 shares of common stock outstanding following the completion of the rights offering.

Risk Factors
Shareholders considering making an investment by exercising subscription rights in the rights offering should carefully read and consider the information set forth in “Risk Factors” beginning on page 10 of this prospectus, together with the other information contained in or incorporated by reference into this prospectus, including the information discussed throughout our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011 and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2011 and August 12, 2011, before making a decision to invest in our common stock.

Fees and Expenses	We will pay the fees and expenses incurred by us related to the rights offering.

Summary Financial Information

The following is a summary of selected statement of operations and balance sheet data for each of the periods indicated.  The selected financial data presented below for the years ended December 31, 2010 and December 31, 2009 are derived from our audited consolidated financial statements and related notes.  The selected consolidated financial data presented below for the six months ended June 30, 2011, are derived from our unaudited consolidated financial statements and related notes.

The selected consolidated financial data presented below should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report for the quarter ended June 30, 2011, which are incorporated herein by reference.

	Six Months Ended June 30, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Statement of Operations
Total Gross Revenues	$2,771,693	$5,550,863	$4,834,416
Total Rental Expenses excluding Depreciation and Amortization	1,214,409	2,218,589	1,953,613
Condemnation costs	221,690	109,354	1,307,184
Mortgage interest expense	612,939	1,117,963	942,986
Federal tax provision (benefit)	0	109,000	(4,130,000)
Net (Loss) Income	(593,884)	(1,081,465)	1,522,890
Statement of Cash Flows
Cash used in operations – net	$(356,054)	$(346,936)	$(1,705,447)
Cash used in investing – net	(550,294)	(1,524,192)	(6,269,146)
Cash (used in) from financing – net	(282,022)	3,143,864	7,637,486
Net (Decrease) Increase in Cash and Cash Equivalents	$(1,188,370)	$1,272,736	$(337,107)
Balance Sheet
Real estate operating assets, net(1)	$33,141,582	$33,071,570	$32,267,032
Land held for development(1)	2,112,510	2,041,037	1,925,429
Total assets(1)	38,749,504	39,768,219	36,105,005
Mortgages including interest rate swap(1)	21,493,018	21,845,279	18,164,266
Total equity(1)	14,437,695	14,961,340	14,633,741
Operating Data
Medical properties - Rentable square footage	130,779	130,648	127,213
Occupancy Percentage(2)	92%	95%	89%
Industrial property – Rentable square footage	127,062	127,062	127,062
Occupancy Percentage(2)	82%	81%	83%
Additional Financial Data
Funds from operations (3)	$(143,101)	$(233,911)	$(1,892,197)

(1)       As of the period end.

(2)       Occupancy Percentage is calculated by dividing the total rented square footage as of the end of the period by the total rentable square footage at the end of the period.

(3)       The Company calculates funds from operations (“FFO”) in accordance with the white paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT.  The white paper defines FFO as net income or loss calculated in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses attributable to the sale of depreciable operating property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

We believe that FFO is a useful supplemental measure of our operating performance.  The exclusion of gains and losses on the sale of real estate allows investors and analysts to identify the operating results of the assets that reflect the core of our operations and assists in comparing the results of those operations across reporting periods.  Additionally, FFO is the recognized industry standard for reporting the financial performance of a REIT.  As a result, providing FFO facilitates comparison of operating performance with other REITs.

The use of historical cost accounting under GAAP is premised on real estate asset values diminishing over time.  Since real estate assets have historically risen or fallen with market conditions, many investors and analysts consider presentation of operating results utilizing historical cost accounting alone to be insufficient.  Because FFO excludes depreciation and amortization of real estate assets, we believe reporting FFO along with the required GAAP presentation provides a more complete measurement of our performance relative to our competitors.  However, our FFO includes a material cost for condemnation litigation which other REITs may not incur.  Condemnation expense is not an extraordinary item as defined by GAAP; therefore such costs were included in the computation of FFO.

FFO should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the capital expenditures and capitalized leasing costs necessary to maintain the operating performance of our properties.  Such capital expenditures are significant economic costs and can materially impact results of operations and net cash flow provided or used between reporting periods.

Noncash adjustments applied to calculate FFO included depreciation and amortization and the tax benefit under Section 1033 of the Code.  The tax benefit is primarily from the rollover of the advance payment we received from the condemnation of 245 acres.  Under the definition of FFO, gain or loss from property transactions are excluded from FFO.  There were no other NAREIT defined FFO adjustments contained in the operating results.

	Six Months Ended June 30, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Reconciliation of FFO
Net Income (Loss) Attributable to the Company	(593,884)	$(1,081,465)	$1,522,890
Add Depreciation and Amortization	408,810	803,725	690,676
Add amortization of capitalized leasing costs	41,973	43,829	35,237
Less Income tax benefit	0	0	4,141,000
Funds From Operations	(143,101)	$(233,911)	$(1,892,197)

RISK FACTORS

An investment in our common stock involves risk.  You should carefully read and consider the risks described below, together with the other information contained in or incorporated by reference into this prospectus, before making an investment.  If any of these risks actually occur, the trading price of our common stock could decline, and you may lose all or part of your investment.  Some of the statements in this section of this prospectus are forward-looking statements.  For more information about forward-looking statements, please see the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Rights Offering

The price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock is subject to wide fluctuations in response to numerous factors, including factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.  These factors include, among other things, actual or anticipated variations in our operating results and cash flow, adverse changes or perceived adverse changes in our condemnation case that could affect our ultimate recovery in the case, the nature and content of our competitors’ earnings releases, business conditions in our markets, the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, as well as general economic and market conditions.  In addition, the stock market historically has experienced significant price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of particular companies.  These broad market fluctuations may cause declines in the market price of our common stock.

Assuming all shares available in the rights offering are sold, if you do not fully exercise your basic subscription privilege, your interest in us will be diluted.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial.

Up to 192,641 shares of common stock are issuable in the rights offering, which amount is inclusive of an over-allotment option of 19,336 shares of common stock.  Assuming all shares available in the rights offering are sold, if you do not choose to fully exercise your basic subscription privilege, your proportionate voting interest and your percentage ownership interest in us will decrease.  In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other subscription rights holders fully exercise their basic and over-subscription privileges, the percentage of our common stock owned by those other subscription rights holders will increase.  For example, if you own 12,900 shares of common stock before the rights offering, or approximately 1.0% of our common stock, and you do not exercise any of your basic or over-subscription privileges while all other subscription rights holders exercise their subscription privileges in full, then your percentage ownership will be reduced to approximately 0.9%.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at the market price.  This dilution could be substantial.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our board of directors determined the terms of the rights offering.  In determining the subscription price, our board of directors considered a number of factors, including:

•	our need for additional capital, liquidity and financial flexibility;
•	current economic and financial market conditions;
•	alternatives available for raising equity capital;

•
the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

•	historical and current trading prices for our common stock;
•
potential costs associated with the condemnation litigation, pursuing our development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general operations;

•	subscription price discounts in similar rights offerings; and
•	the board’s perception of the value of our assets, including our case for just compensation in the condemnation trial when compared to the current market capitalization.

The subscription price was established by our board of directors at a price of $53.00 per share.  The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period.  On August 19, 2011, the closing sale price for our common stock on the NASDAQ Capital Market was $58.93 per share and traded at an average closing price of $63.89 per share for the thirty trading day period ended August 19, 2011 and $65.25 per share for the three-month period ended August 19, 2011.  On August 4, 2011, the last trading day prior to the announcement of the subscription price, the closing sales price of our common stock was $65.00.  We cannot assure you that the trading price of our common stock will not decline during or after the rights offering.  We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price.  We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated and we may need to increase the amount of outside capital we seek to raise in the future.

Although we received indications from two of our largest shareholders of their intent to participate fully in the rights offering and to subscribe for additional shares pursuant to the over-subscription privilege, we do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that any of our shareholders will exercise all or any part of their basic subscription privilege or their over-subscription privilege.  There is no minimum amount of proceeds required to complete the rights offering.  If shareholders subscribe for fewer shares of our common stock than we anticipate, the net proceeds we receive from the rights offering could be significantly reduced and you may be investing in a company that continues to need additional capital.  If the rights offering is not fully subscribed and we do not raise the desired amount of capital in this rights offering, we may need to increase the amount of outside capital we seek to raise in the future.

The rights offering may cause the price of our common stock to decline.

The subscription price of $53.00 per share is lower than the average of the closing sales prices of our common stock over the thirty trading day period ended August 4, 2011, the last trading day prior to the announcement of the subscription price.  On that day, the closing sales price of our common stock was $65.00.  The average of the closing sales prices of our common stock over the thirty trading day period ended August 19, 2011 was $63.89 and the average closing price for the three-month period ended August 19, 2011 was $65.25 per share.  The announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if this offering is completed, may result in an immediate decrease in the trading price of our common stock.  This decrease may continue after the completion of the rights offering.  If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price.  Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the subscription agent will have any obligation to you except to return your subscription payment.

We may at our sole discretion cancel this rights offering at any time prior to the expiration of the rights offering period.  If we elect to cancel the rights offering, we will issue a press release notifying shareholders of the cancellation and neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments.  In addition, we may suffer reputational harm if the rights offering is canceled prior to the expiration date.

We may amend or change the terms of the rights offering at any time prior to the expiration of the rights offering in our sole discretion.

Our board of directors reserves the right to amend or change the terms of the rights offering in its sole discretion. Although we do not presently intend to do so, we may choose to amend or change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or changes may include a change in the subscription price although no such change is presently contemplated.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  The terms of the rights offering cannot be amended or changed after the expiration date of the rights offering.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise.  The trading price of our common stock may decline before the subscription rights expire.  If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $53.00 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss.  There can be no assurances that the trading price of our common stock will equal or exceed the subscription price at the time of exercise or at or after the expiration of the subscription rights offering period.

Our common stock is traded on the NASDAQ Capital Market under the symbol, “GYRO”, and the closing sale price of our common stock on the NASDAQ Capital Market on August 19, 2011 was $58.93 per share.

You may not be able to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise subscription rights, you may not be able to resell the common stock purchased by exercising your subscription rights until you, or your broker, custodian bank or other nominee, if applicable, have received those shares.  Moreover, you will have no rights as a shareholder of the shares you purchased in the rights offering until we issue the shares to you.  Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued.  Additionally, as a result of our common stock being thinly traded, we cannot assure you that following receipt of the common stock, the market will provide a sufficient amount of buyers to enable you to sell a portion or all of the common stock at a price equivalent, above or even below the price of the stock on the date the rights offering closed.

Because we will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds.

We intend to use the net proceeds for potential additional expenses associated with the condemnation litigation, the cost of pursuing development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general working capital.  However, we may allocate the proceeds among these purposes in our discretion.  In addition, economic and financial market conditions may require us to allocate portions of the net proceeds for other purposes.  Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner that you consider appropriate.  It is possible that the proceeds will be used in a way that does not yield a favorable, or any, return for the Company.  See “Use of Proceeds.”

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Subscription rights holders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering.  If you are a beneficial owner of shares of our common stock, but not a record holder, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.  Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment.  We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to list the subscription rights on the NASDAQ Capital Market, any other stock exchange or the OTC Bulletin Board.  The subscription rights are only transferable by operation of law.  Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.  You must exercise the subscription rights and acquire shares of our common stock to realize any value that may be embedded in the subscription rights.

Risks Related to Investment in Our Common Stock

Our common stock is thinly traded and there may not be an active, liquid trading market for our common stock.

There is no guarantee that an active trading market for our common stock will be maintained on NASDAQ, or that the volume of trading will be sufficient to allow for timely trades.  Investors may not be able to sell their shares quickly or at the latest market price if trading in our stock is not active or if trading volume is limited.  In addition, if trading volume in our common stock is limited, trades of relatively small numbers of shares may have a disproportionate effect on the market price of our common stock.

We do not anticipate making distributions other than distributions of liquidation proceeds.

We have not paid any dividends although we made a special distribution of $4.00 per share in March 2007.  We have a history of losses and could experience losses in the future.  Accordingly, we do not expect to make any dividends or distributions in the future other than distributions of proceeds on the sale of our company or any of our assets.

Risks Related to Our Debt and Financing and the Weak Economy

We have incurred a significant amount of debt and have increased our overall leverage since receiving the advance payment on condemnation.  If we are unable to manage our debt successfully, we may be required to liquidate our properties, we may jeopardize our tax status as a REIT and we may have significant restrictions on our ability to make distributions to our shareholders.

At December 31, 2010 we had total loans, mortgage and secured indebtedness of approximately $21.7 million.  While we may not be considered highly leveraged when compared to our competitors on a loan to value ratio, we may be considered highly leveraged based on a combination of the limited size of our real estate portfolio of operating assets compared to idle investment assets (the majority of the acreage of our Flowerfield property is undeveloped and is not generating revenue) and the need to support general and administrative expenses for a publicly-traded company.  Our existing indebtedness, as well as the incurrence of any additional debt, subjects us to many risks, including the risks that:

•	our cash flow from operations will be insufficient to make required payments of principal and interest;
•	our debt may increase our vulnerability to adverse conditions in local markets in which we own property, or the general economy;
•
we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for operations, capital expenditures and the diligent pursuit of our rights under our condemnation;

•	our debt service obligations on floating rate debt will increase as interest rates related to prime or LIBOR rise;
•	the terms of any refinancing will not be as favorable as the terms of the debt being refinanced;
•	our ability to make distributions to our shareholders will be adversely impacted; and
•	the market price of our common stock may decline.

If the general economic weakness continues, we may have difficulty complying with the covenants in our credit agreements.

The general and lengthy weakness in the economy has negatively affected medical professionals and small businesses, which comprise most of our tenant base and is therefore a primary factor affecting our ability to maintain high occupancy rates, as well as our ability to pass through operating expenses to our tenants. Failure to maintain sufficient levels of financial performance at our properties could cause us to fail certain of the financial performance covenant tests in any of our credit agreements.  Failure to satisfy these covenants and conditions would create a potential default under one or more of these agreements, in which case we would need to pursue an amendment of the agreement or waiver of the covenant failure.  There can be no assurance that the lenders would grant an amendment or waiver and, in light of current credit market conditions, any such amendment or waiver may include additional fees, increased interest rates or other more stringent terms and conditions that are materially disadvantageous to us.  In order to avoid a default, we may have to repay a significant portion of the outstanding indebtedness to secure an amendment or a waiver of the covenant default from the lender.  In the event of a default for failure to satisfy any of the loan covenants, our lender could require us to repay immediately all outstanding indebtedness under the credit facility.  In order to repay all or a significant portion of the outstanding indebtedness, we would have to obtain financing from alternative debt sources or private or public offerings of debt or equity securities.  There can be no assurance that such financing alternatives would be available to us at all or on terms that are acceptable to us.  If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of properties on disadvantageous terms.  To the extent we cannot repay our outstanding debt, we risk losing some or all of these properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

We do not have any loans maturing before 2018 unless accelerated maturity occurs through a loan default.  The amount of indebtedness lenders are willing to finance is generally limited to a percentage of a property’s fair market value.  Valuations of properties can be determined using different methods, but a critical valuation factor is the financial performance or potential financial performance of the property.  Should the current economic weakness impact our properties’ financial performance, we may not be able to refinance the balances currently outstanding on our properties’ mortgage loans and may be required to repay a portion of the indebtedness upon refinance.  If we do not have sufficient funds to repay that portion of the indebtedness, it may be necessary to raise capital through additional debt financing, private or public offerings of debt securities, or additional equity financings.  If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our shareholders.  If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of properties on disadvantageous terms, potentially resulting in losses and potentially reducing cash flow from operating activities if the sale proceeds in excess of the amount required to satisfy the indebtedness could not be reinvested in equally profitable real property investments.

Prospective real property buyers’ limited access to debt and equity capital has limited the market for buying and selling developed and undeveloped property.

We believe the continued stress in the capital markets may make it very difficult for us to sell any of our undeveloped property, industrial property or medical properties at prices to achieve attractive after-tax returns if we were forced to sell any of our properties at any time in the near future.  Currently, buyers of real property are continuing to find it extremely difficult to source capital for acquisitions.  Even if they are able to obtain debt, lenders are lending lesser amounts and are requiring more restrictive terms and conditions.  Furthermore, even historically creditworthy borrowers are finding it difficult to source construction loans, resulting in a scarce supply of willing buyers for undeveloped property.  Over the past few years, private equity sources have materially reduced their commitments and the stock prices of public companies have significantly declined making it more difficult to sell stock without diluting existing shareholders.  As a result of the difficulties in the equity and debt markets, buyers are less able to pay the purchase prices that sellers are seeking.  This has resulted in a sizable gap between the prices sellers ask for developed and undeveloped properties and the prices buyers are able to pay for such properties.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt.  Borrowings under our $4,000,000 mortgage loan secured by the Flowerfield industrial park resets every December at a rate of prime plus 1% with a floor of 5%.  Additionally, our mortgage loan secured by the Cortlandt Medical Center bears interest at an original rate of 2.25% above the one-month LIBOR rate, resetting monthly.  We currently have an interest-rate swap agreement that fixes the amount of interest on the Cortlandt Manor mortgage loan at 5.66%; however the swap expires in November, 2011.  Depending on management’s assessment of the interest rate risks both on prime and LIBOR, we may enter into another interest-rate swap or interest-rate cap agreement covering the remaining term of the agreement, or portion thereof.  Any additional hedging transactions would have to be structured so as to not jeopardize our status as a REIT.  Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Risks Related to Our Business and Properties

If the general economic weakness continues, our operating performance and financial results may be harmed by further declines in occupancy, average rate per square foot and tenant reimbursements.

The performance of industrial parks and the general economy have traditionally been closely linked.  While medical parks traditionally have been less affected by economic downturns, the combination of the recent federal healthcare legislation and the ongoing general economic weakness has adversely affected private medical professional practitioners and demand for medical office space.  We incurred a net loss of approximately $1.1 million for our 2010 fiscal year and approximately $594,000 for our six-month period ended June 30, 2011.  A prolonged economic downturn may produce continued losses.  A continued weak economy may adversely and materially affect our industry, business and results of operations and we cannot predict how long the weak economy might continue.  Moreover, reduced revenues as a result of the weak economy will also reduce our working capital and impact our long-term business strategy.

We are subject to risks stemming from the New York State budget crisis.

Our industrial park borders on Stony Brook University and its leases with us represent over 8% of our overall rentable space.  The New York State budget crisis has put additional pressure on Stony Brook University, part of the State University of New York system, to cut costs and there is no guarantee that it will continue to renew leases for equivalent space in the future.  Furthermore, many of our tenants service the local area and may be adversely affected by a reduction in business from Stony Brook University.

Our ability to make future distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to our shareholders.  However, several factors may make us unable to declare or pay distributions to our shareholders, including poor operating results and financial performance or unanticipated capital improvement costs on our properties.  See risk factors relating to our status as a REIT under “Risk Factors – Risks Related to Our Organization and Structure.”

The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations, debt covenants, and capital expenditure requirements.  We cannot assure you that we will generate sufficient cash to fund distributions.

Geographic concentration of our initial properties will make our business vulnerable to economic downturns in the New York metropolitan area.

With the exception of the Fairfax Medical Center, all of our properties are located in the New York metropolitan area, specifically Northern Westchester and eastern Long Island.  Economic conditions in these locations will significantly affect our revenues and the value of our properties.  Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas.  Any resulting oversupply or reduced demand for space in the New York metropolitan area would therefore have a disproportionate negative impact on our revenues.

We are subject to risks associated with renovations and capital improvements.

Our properties have an ongoing need for renovations and other capital improvements, including replacement of HVAC systems, parking lots, elevators, and other structural items.  Tenants often require us to make periodic capital improvements as a condition of renewing leases.  For the year ended December 31, 2010 and for the six-month period ended June 30, 2011, we spent approximately $883,000 and $457,000, respectively, on capital improvements to our real estate portfolio.  Capital improvements and renovation projects may give rise to the following risks:

•	possible environmental problems;
•	construction cost overruns and delays;
•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and
•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs associated with capital improvements on our properties could adversely affect our financial condition.

Risks Related to the Healthcare Industry

The value of our medical office parks may be affected by factors in the healthcare industry.

Approximately 51% of our rentable space and approximately 66% of our gross revenues for 2010 are attributable to our medical office properties.  Our medical office properties are subject to various operating risks common to the healthcare industry, many of which are beyond our control, including the following:

•	competition from other medical properties in our markets;
•	over-building of medical parks in our markets, which adversely affects occupancy and revenues at our properties;
•
hospitals servicing the local markets increasing their interest in employing private practitioners or increasing their real estate portfolio of medical office space for rent or real estate/medical practice related joint ventures;

•	reductions in medical reimbursements from Medicaid and Medicare which directly impact private practitioners;
•
unknown or unidentified adverse consequences from the recent federal healthcare legislation on private practitioners will adversely affect our medical properties in the form of rent rates and tenant reimbursements;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances; and
•	the impact of healthcare reform.

Investment in medical parks is capital intensive, and our inability to obtain financing could impact our ability to maintain our properties.

Our medical properties will require periodic capital expenditures and renovation to remain competitive.  Maintaining our occupancy upon renewals or locating new tenants may require rent concessions, tenant improvements or a combination of both.  Additionally, the recent federal healthcare legislation has caused many medical professionals to increase their space requirements.  Our ability to relocate our tenants into more suitable space within our medical parks may be limited due to our high occupancy rate.  Furthermore, we may not be able to fund capital improvements and tenant improvements from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status.  As a result, our ability to fund capital expenditures through retained earnings is very limited.  Consequently, we rely upon the availability of debt or equity capital to fund our investments, capital improvements and tenant improvements.  See “Risks Related to Our Debt, Financing and the Weak Economy.”  Neither our certificate of incorporation nor our by-laws limits the amount of debt that we can incur.  However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Federal health care legislation has affected medical office real estate.

The recent federal healthcare legislation has affected medical office real estate due to the direct impact on its tenant base.  While the total impact is not immediate due to the multi-year phase in period, medical professionals are reviewing their real estate options which include remaining status quo, increasing tenant space to address a higher volume of patients as well as combining practices with other professionals.  As a result, our business could be impacted by factors including (1) difficulty transitioning doctors to longer term leases, (2) difficulty raising rates, (3) increased challenges in re-leasing space and (4) difficulty transitioning tenants into larger spaces.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our shareholders.

We intend to maintain comprehensive insurance on each of our properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by self managed real estate owners.  There are no assurances that current coverage will continue to be available at reasonable rates.  Various types of catastrophic losses, such as earthquakes, floods and tornadoes and terrorist activities, may not be insurable or may not be economically insurable.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment.  Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property.  In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.  Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed.  Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our properties may be subject to environmental liabilities.  An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property or the expansion of similar contamination from a neighboring property or body of water that contaminates our property.  We may face liability regardless of:

•	our knowledge of the contamination;
•	the timing of the contamination;
•	the cause of the contamination; or
•	the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties.  If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs.  The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to comply with our covenants and to pay distributions to shareholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons.  Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages.  If we are required to make substantial modifications to our properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to comply with our loan covenants and to make distributions to our shareholders could be adversely affected.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;
•	changes in interest rates and in the cost and terms of debt financing;
•	absence of liquidity in credit markets which limits the availability and amount of debt financing;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
•	the ongoing need for capital improvements, particularly in older structures;
•	changes in operating expenses; and
•
civil unrest, acts of God, including earthquakes, floods and other natural disasters, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

In accordance with our strategic plan, we may decide to sell our properties in the future.  We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us.  We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold.  We cannot assure you that we will have funds available to correct those defects or to make those improvements.  Our mortgage loans materially restrict us from selling mortgaged property for a period of time through the imposition of early repayment penalties, and impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid.  These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to comply with our loan covenants and to pay distributions to shareholders.

Risks Related to Our Organization and Structure

The federal income tax laws governing REITs are complex.

The Company has qualified, and expects to continue to qualify, as a real estate investment trust (REIT) for federal and state income tax purposes under section 856(c)(1) of the Internal Revenue Code (the “Code”).  As long as we qualify for taxation as a REIT, we generally will not be subject to federal and state income tax.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax on our taxable income at regular corporate rates.  Unless entitled to relief under specific statutory provisions, we will also be disqualified for taxation as a REIT for the four taxable years following the year in which we lose our qualification.  Even if we qualify as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.  The Company received a private letter ruling (“PLR”) in March 2011 addressing the tax impact to REIT status of the condemnation proceeds.  The PLR states that the condemnation award will not be considered in determining whether we satisfy the REIT asset test under Code Section 856(c)(4), and under Section 856(c)(5)(J), the interest on the award and the reimbursement of costs derived from the claim will not be considered in determining whether we satisfy the REIT gross income test under Sections 856(c)(2) and 856(c)(3).

Failure to make distributions could subject us to tax.

In order to maintain our qualification as a REIT, each year we must pay out to our shareholders in distributions at least 90% of our REIT taxable income, excluding net capital gain.  To the extent that we satisfy this distribution minimum, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income.  In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than the minimum amount specified under federal tax laws.  Our only source of funds to make these distributions comes from rent we receive from our tenants.  Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year.

There are certain ownership limitations to maintain REIT status and we have no charter provisions to ensure compliance.

Not more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).  Although our shareholder rights plan has a 20% ownership trigger, our certificate of incorporation contains no restrictions limiting the ownership and transfer of shares of our common stock and other outstanding shares of stock.  Consequently, if five or fewer individuals acquire ownership in excess of 50% in the aggregate of the value of our outstanding shares of stock, we may lose our REIT status.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to remain qualified as a REIT in any taxable year (including, but not limited to, a failure resulting from not making the minimum required distribution), and if the relief provisions were not to apply, we will be subject to federal income tax on our taxable income.  If we fail to qualify as a REIT, we would not be required to make any distributions.  In addition, any distributions that we do make will not be deductible by us.  This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

The resulting tax liability might cause us to borrow funds, liquidate some of our investments, or take other steps that could negatively affect our operating results in order to pay any such tax.  Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement and the relief provisions did not excuse our failure to qualify as a REIT, or if we voluntarily revoke our election, we generally would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT.

Failure to qualify as a REIT may result in increased difficulty in raising capital or obtaining financing.

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any planned distributions to our shareholders in order to satisfy our income tax liabilities.  Any distributions that we do make to our shareholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits.  This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced.  In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets.  For example:

•	We will be required to pay tax on undistributed REIT taxable income.
•	We may be required to pay “alternative minimum tax” on our items of tax preference.
•
If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•
If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax.  A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

•
If we sell or are forced to sell a property within 10 years of electing to be treated as a REIT, we could be subject to a substantial built in gains tax that could exceed our equity in the property net of debt.  The result could be a remaining liability to the lender for the unpaid balance of the mortgage following the sale.  Without the revenues from the property, we could have difficulty satisfying the remaining balance of the debt which could force us into liquidating additional properties or seeking bankruptcy protection.

Complying with REIT requirements may cause us to forego attractive investment opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our stock.  Thus, compliance with the REIT requirements may limit our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our shareholders.

Complying with REIT requirements may cause us to forego attractive capital raising opportunities that could otherwise generate a strong balance sheet including increased liquidity.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the amounts we distribute to our shareholders and the ownership of our stock and the class of our stock.  Because of these requirements, we may choose to forego certain attractive capital raising transactions that may result in subjecting the Company to a significant built in gains tax on our current portfolio or the future potential receipt of condemnation proceeds from our condemnation case with the State of New York to be subject to taxation at the Company level.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To maintain qualification as a REIT, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets.  The remainder of our investment in securities (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of our assets (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries.  If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences.  If we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect.  In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets.  As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

The federal income tax laws governing REITs, or the administrative interpretations of those laws, may be amended at any time.  Any new laws or interpretations may take effect retroactively and could adversely affect us or could adversely affect you as a shareholder.  Under current law, “qualified dividends,” which include dividends from domestic C corporations that are received before December 31, 2012 and paid to noncorporate shareholders are subject to a reduced rate of tax of 15.0%.  Because REITs generally do not pay corporate-level taxes as a result of the dividends paid deduction to which they are entitled, dividends from REITs generally are not treated as qualified dividends and thus do not qualify for the 15.0% reduced tax rate.  If the 15.0% tax rate on qualified dividends are extended to taxable years after December 31, 2012, noncorporate investors could view an investment in non-REIT corporations as more attractive than an investment in REITs because the dividends they would receive from non-REIT corporations would be subject to lower tax rates.

The board of directors’ revocation of our REIT status without shareholder approval may decrease our shareholders’ total return.

Our board of directors may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.  If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

Recent tax legislation imposes a 30% withholding tax on dividends and sale proceeds received by shareholders holding through foreign accounts and non-U.S. shareholders.

Recently enacted legislation imposes a U.S. withholding tax at a 30% rate on dividends and proceeds of sale in respect of shares received by U.S. shareholders who own their shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied.  If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction.  We will not pay any additional amounts in respect of any amounts withheld.  These new withholding rules are generally effective for payments made after December 31, 2012.  For purposes hereof, a non-U.S. shareholder is any shareholder other than (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for federal income tax purposes that is created or organized under the laws of the United States or any state thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in place under the Treasury Regulations to be treated as a U.S. person for federal income tax purposes.

For taxable years beginning after December 31, 2012, recently enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain individuals and on the undistributed “net investment income” of certain estates and trusts.  Among other items, net investment income generally includes gross income from interest, dividends and net gains from certain property sales, less certain deductions.  Shareholders are urged to consult with their tax advisors regarding the possible implications of the legislation in their particular circumstances.

Provisions in our certificate of incorporation, our by-laws, our shareholder rights plan and New York law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing shareholders.

Provisions contained in our certificate of incorporation, our by-laws, our shareholder rights plan and New York law may have an anti-takeover effect that delay, defer or prevent a takeover attempt and thereby prevent shareholders from receiving a “control premium” for their shares.  For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thus limiting the opportunities for our shareholders to receive a premium for their common stock over then-prevailing market prices.

These provisions include the following:

•
Staggered board.  Our board of directors is divided into three classes.  As a result, each director generally serves for a three-year term.  This staggering of the board may discourage offers for Gyrodyne or make an acquisition of Gyrodyne more difficult, even when an acquisition is in the best interest of our shareholders.

•
New York anti-takeover statute.  Under New York’s anti-takeover statute, any person who acquires 20% or more of our common stock is prohibited from engaging in a business combination with us for five years unless the board has approved (i) the particular business combination or (ii) the stock purchase that put the shareholder over the 20% threshold.

•
Dilutive effect of shareholder rights plan.  We have in effect a shareholder rights plan, which is currently scheduled to expire on August 11, 2014, and is designed to deter a hostile takeover by increasing the takeover cost.  As a result, the plan could discourage offers for Gyrodyne or make an acquisition of Gyrodyne more difficult, even when an acquisition is in the best interest of our shareholders.  The rights plan should not interfere with any merger or other business combination the board approves since we may generally terminate the plan at any time at nominal cost.

Our shareholder rights plan may adversely affect existing shareholders because it may deter an acquisition of our company that may be in the best interest of our shareholders.

On August 10, 2004, our board of directors declared a dividend distribution of one share purchase right for each outstanding share of our common stock held by shareholders of record on August 27, 2004.  If we are acquired in a merger or other business combination, or if more than 50% of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right—other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void—will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the exercise price.  See “Description of Capital Stock—Shareholder Rights Plan.”  The share purchase rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

The number of shares of common stock issuable upon exercise of the share purchase rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the common stock.  The exercise price for the share purchase rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of common stock.

Our incentive compensation plan and provisions in our executive officers’ employment agreements may make a change of control of our company more costly or difficult.

We have an incentive compensation plan which generally provides for a payment to participants equal to the difference between $15.39 (the price per share on the establishment date) and the per-share price on the date of the change-in-control transaction multiplied by 110,000.  Liquidation proceeds that otherwise would be available to our shareholders generally will be reduced by the foregoing benefit to be paid to participants in the plan.

Our employment agreements with Stephen V. Maroney, our president and chief executive officer, and Peter Pitsiokos, our chief operating officer, contain provisions providing for a severance payment equal to three times the executive’s base salary and certain other payments if we terminate the executive’s employment without cause or the executive terminates his employment for good reason or following a change of control.  The employment agreements for both Messrs. Maroney and Pitsiokos have a term ending June 12, 2012.

If the employment of Gary Fitlin, our chief financial officer, is terminated without cause or he resigns for good reason, Mr. Fitlin is entitled to receive a severance payment equal to six months of his combined salary and actual bonus compensation and certain other payments.

We may not be able to deduct any of the above amounts paid to the executives.

The foregoing provisions may make a change of control of our company, even if it is in the best interests of our shareholders, more costly and difficult and may reduce the amounts our shareholders would receive in a change of control transaction.

Risks associated with our investment in Callery-Judge Grove, L.P.

We own a 9.3% limited partnership interest in Callery-Judge Grove, L.P., a New York limited partnership (the “Grove”), which owns a 3,700+ acre citrus grove located in Palm Beach County, Florida.  The property is the subject of a plan for a mixed use of residential, commercial, and industrial development which is under review by state and local municipal authorities.  We face several risks inherent in ownership of a minority interest in a limited partnership.

We account for the investment under the equity method.  As of December 31, 2010, the carrying value of our investment was $0. We cannot predict what, if any, value we will ultimately realize from this investment.

On March 18, 2011, the Grove’s lender, Prudential Industrial Properties, LLC (“Prudential”), commenced a foreclosure action against the Grove by filing a complaint in the Circuit Court of Palm Beach County to foreclose upon the Grove property, alleging that the Grove has defaulted on its loan from Prudential and that the Grove is indebted to Prudential in the amount of over $37 million in principal and over $8 million in interest and fees.  We are a limited partner in the Grove and are not a guarantor of any debt related to the Grove.  The investment is held in a taxable REIT subsidiary where we have $1,315,000 deferred tax liability related to the Grove.

We are limited in our ability to transfer our interest in the Grove; our interest can only be assigned or transferred upon the terms and conditions set forth in the limited partnership agreement.  Those restrictions may at times preclude a transfer of our interest.  We may not transfer our interest without prior written notice to, and receiving consent, in writing and at the sole discretion, of the Grove’s managing partner.  The transferee must also provide the Grove’s general partner with an opinion of counsel that the transfer will not violate any securities, tax or other laws or rules and will not affect the tax status or treatment of the Grove.  No public market for the Grove’s interests exists or is contemplated in the foreseeable future.

Since limited partners do not participate in management of the Grove’s business, we must rely on the general partner to adequately manage the Grove’s affairs.  The general partner of the Grove controls the Grove and is in a position to exercise sole decision-making authority regarding the Grove’s property including, but not limited to, the method and timing of disposition of the property.  We do not participate in the management or control of the Grove or the conduct of its business.  We have only limited voting rights with respect to the Grove’s affairs.  We must rely upon the fiduciary responsibility and judgment of the managing partner of the Grove to manage the Grove’s affairs in the best interests of the limited partners.

Our investment in the Grove is in a taxable REIT subsidiary and is subject to federal and state income tax on any taxable income from the investment.  As a limited partner in the Grove, we have minimal influence over its management and operations.   Substantial income from the Grove, either through debt forgiveness or operations, could exceed our historical losses resulting in a tax liability.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our president and chief executive officer, Stephen V. Maroney, our chief operating officer and secretary, Peter Pitsiokos, and our chief financial officer and treasurer, Gary Fitlin, to manage our day-to-day operations, condemnation lawsuit and strategic business direction.  The loss of any of their services could have an adverse effect on our operations and condemnation lawsuit.  The terms under the employment agreements for Mr. Maroney and Mr. Pitsiokos end on June 12, 2012.  Mr. Fitlin has an employment agreement with no term.

USE OF PROCEEDS

The net proceeds from the rights offering will depend on the number of subscription rights that are exercised.  If we issue all 173,305 shares available in the rights offering, we estimate that the net proceeds from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $9 million or, if the over-allotment of 19,336 shares is fully subscribed and issued, then the net proceeds would be approximately $10 million.  We estimate that the expenses of the rights offering will be approximately $210,000.

We intend to use the net proceeds received for pursuing our rights in the condemnation litigation, funding the costs associated with development rights on the Flowerfield property, making necessary capital improvements to our real estate portfolio and general working capital.  However, we do not have any current plans for allocating specific dollar amounts to any of these intended uses.  Initially, we will invest the net proceeds from the rights offering temporarily in liquid short-term securities and REIT qualified investments.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Company’s common stock is traded on the NASDAQ Capital Market (previously, the NASDAQ Small-Cap Market) under the symbol “GYRO”.  Since June 10, 1948, the NASDAQ Capital Market has been the principal market on which the Company’s stock is traded.  The following table sets forth, for the indicated period, the high and low sales prices for the common stock, as reported on NASDAQ.

	Price Range
	High	Low
Quarter Ended Fiscal 2009
March 31, 2009	$26.25	$21.00
June 30, 2009	$42.01	$23.14
September 30, 2009	$44.98	$34.30
December 31, 2009	$44.34	$36.87
Quarter Ended Fiscal 2010
March 31, 2010	$41.92	$36.68
June 30, 2010	$47.02	$36.39
September 30, 2010	$82.53	$71.00
December 31, 2010	$82.20	$72.35
Quarter Ended Fiscal 2011
March 31, 2011	$82.94	$69.75
June 30, 2011	$76.34	$63.52

The closing price of our common stock on August 19, 2011 was $58.93 per share.

Shareholder Information

As of August 19, 2011, there were approximately 1,300 holders of record of our shares of common stock.

Dividend and Distribution Information

We elected to be taxed as a REIT commencing May 1, 2006.  To maintain qualification as a REIT, we are required to make annual distributions to our shareholders of at least 90% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles.  Our ability to pay distributions to our shareholders will depend, in part, upon the successful execution of our condemnation case and collection of the related proceeds, and upon receipt of lease payments.  Distributions to our shareholders will generally be taxable to our shareholders as ordinary income.  We made one distribution since 2006 of $4.00 per share, which was a special dividend and was treated for tax purposes as a return of capital.

The amount of future distributions will be based upon quarterly operating results, general economic conditions, requirements for capital improvements, the availability of debt and equity capital, the Code’s annual distribution requirements, and other factors which our board of directors deems relevant.  The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2011 on a historical basis.  The table also includes our capitalization on a pro forma basis reflecting a fully subscribed rights offering, assuming net proceeds from the rights offering of $9,000,000 after deducting the estimated offering expenses.  The rights offering is capped by the S-3 Limitation.  You should read this table together with the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our unaudited interim consolidated financial statements and related notes and other financial information incorporated by reference to our quarterly report on Form 10-Q for the quarter ended June 30, 2011.

	Historical as Reported	Rights Offering(1)	Pro Forma
Mortgage Loans Payable	$21,442,655	$—	$21,442,655
Shareholders’ Equity:
Common Stock, $1.00 par value: 4,000,000 shares authorized: 1,531,247 issued and 1,290,039 outstanding as of June 30, 2011	1,531,247	173,305	1,704,552
Additional Paid-in Capital	7,978,234	8,826,695	16,804,929
Accumulated other comprehensive income	172,622	-	172,622
Balance of undistributed income from other than gain or loss on sales of properties	6,293,289	—	6,293,289
	15,975,392	9,000,000	24,975,392
Less Cost of Shares of Common Stock held in Treasury, 241,208 (2)	(1,537,697)	-	(1,537,697)
Total Equity	14,437,695	9,000,000	23,437,695
Total Capitalization	$35,880,350	$9,000,000	$44,880,350

(1)
Based upon a maximum, excluding over-allotment, of 173,305 common shares issued pursuant to this rights offering at a subscription price of $53.00 per share after deducting anticipated offering expenses of $210,000.

(2)	Number of treasury shares will not be adjusted as the rights offering will be fulfilled with authorized but previously unissued shares.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date.  If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “— Notice To Brokers and Nominees” below.

Before deciding whether to exercise your subscription rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors” and the information that is incorporated by reference into this prospectus, including the information set forth in our Annual Report on Form 10-K filed with the SEC on March 31, 2011.

The Subscription Rights

We are distributing to holders of our common stock as of 5:00 p.m., New York City time, on August 15, 2011, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock.  You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., New York City time, on the record date.  The subscription rights will be evidenced by subscription rights certificates.  Subscription rights may be exercised at any time during the subscription period, which commences on August 23, 2011, through the expiration date for the rights offering, which is 5:00 p.m., New York City time, on September 22, 2011.  We have the option to extend the rights offering for a period not to exceed 30 days, although we do not presently intend to do so.  You are not required to exercise any of your subscription rights.  Any fractional rights resulting from the allocation process specified below will be rounded up to the nearest whole number.

Basic Subscription Privilege

With your basic subscription privilege, for each 7.5 subscription rights, you may purchase one share of our common stock, subject to the S-3 Limitation, which is described below.  You will need to deliver the required documents and payment of the subscription price of $53.00 per full share, prior to the expiration of the rights offering.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Over-Subscription Privilege and Over-Allotment Option

If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to purchase shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right, and subject to the S-3 Limitation, which is described below.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full.  To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity.  For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually-owned subscription rights.  You will not, however, be able to exercise the over-subscription privilege you own collectively with your spouse unless the basic subscription privilege collectively owned by you and your spouse is fully exercised.  You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity.  You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full.  If, however, over-subscription requests exceed the number of shares of common stock that remain available for sale in the rights offering, we will allocate the available shares of common stock pro rata among each shareholder properly exercising the over-subscription privilege.  “Pro rata” means in proportion to the number of shares of our common stock that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

If there are not enough unsubscribed shares to honor all requests under the over-subscription privilege, we may, in our discretion, issue up to an additional 19,336 over-allotment shares to honor requests under the over-subscription privilege, subject to the same terms and conditions of this rights offering.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering.  Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering.  We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full, and, subject to the over-allotment option, we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

•
To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

•
To the extent the shareholders properly exercise their over-subscription privileges for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

We will deliver certificates representing shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

Limitations on Subscription

So long as our public float (i.e., the market value of our outstanding common stock held by non-affiliates) remains below $75 million, we may not sell our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period (the “S-3 Limitation”).  Based on our public float of approximately $41.9 million as of August 16, 2011, however, we may sell the full 192,641 shares of common stock with an aggregate market value of approximately $10,210,000 (including the over-allotment) under this prospectus without exceeding the S-3 Limitation.  If the over-subscription requests cause the aggregate subscription requests to exceed the number of shares available, we will allocate the available shares of common stock pro rata among the shareholders that properly exercise such privilege in proportion to the total number of shares requested by shareholders in the over-subscription privilege.

In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder, without approval of our board of directors, owning 20% or more of our issued and outstanding common stock, the ownership limitation that would trigger the provisions of our shareholder rights plan, after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege.

In addition, to ensure compliance with the so-called “5/50 rule” of the Internal Revenue Code, which generally prohibits five or fewer shareholders from owning in the aggregate in excess of 50% of the value of the shares of a REIT during the last half of any of the REIT’s taxable years (starting with the REIT’s second taxable year), subscription and over-subscription privileges will be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

Other than the S-3 Limitation, the 20% ownership limitation, the 5/50 rule limitation (all of which are described above) and any pro rata allocations described above that may be made based on the aggregate shares available for over-subscription privileges, there is no limit on the number of available shares that may be purchased pursuant to the exercise of the over-subscription privilege.

Subscription Price

Our board of directors determined the terms of the rights offering.  In determining the subscription price, our board of directors considered a number of factors, including:

•	our need for additional capital, liquidity and financial flexibility, particularly in light of the potential duration of our condemnation case against the State of New York;
•	current economic and financial market conditions;
•	alternatives available for raising equity capital;
•
the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

•	historical and current trading prices for our common stock;
•	subscription price discounts in similar rights offerings; and
•	the board’s perception of the value of our assets, including our case for just compensation in the condemnation trial when compared to the current market capitalization.

The subscription price was established by our board of directors at a price of $53.00 per share.  The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period.  We cannot assure you that the trading price of our common stock will not decline during or after the rights offering.

We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than the subscription price.  We urge you to obtain a current quote for our common stock before exercising your subscription rights.  We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.  We are thinly traded which could indicate that the price paid for our common stock is not indicative of either its short term or long term value.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., New York City time, on September 22, 2011, unless we extend the subscription period.  We may extend the expiration of the rights offering for a period not to exceed 30 days by giving oral or written notice to the subscription agent prior to the expiration of the rights offering, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.

You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent prior to 5:00 p.m., New York City time, on September 22, 2011, unless the expiration date is extended.  After the expiration of the rights offering period, all unexercised subscription rights will be null and void.  We will not be obligated to honor any purported exercise of subscription rights which the subscription agent receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise.  Any subscription payments for shares not allocated or validly purchased will be returned, without interest or penalty, as soon as practicable following the expiration date of the rights offering.

Our board of directors reserves the right, at its sole discretion, to amend or modify the terms of the rights offering.  The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or modifications may include a change in the subscription price although no such change is presently contemplated.

Reasons for the Rights Offering

We are conducting the rights offering in order to raise additional equity capital for potential additional expenses associated with the condemnation litigation, the cost of pursuing development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general working capital.  In authorizing the rights offering, our board of directors evaluated our need for additional liquidity and capital, including for reducing or purchasing our indebtedness, and our need for increased financial flexibility in order to enable us to achieve our strategic plan.  Our board of directors concluded that we should explore ways to raise additional capital including by means of this rights offering.  In connection with our board’s evaluation of our capital needs and of this rights offering, our board of directors also considered:

•	current economic and financial market conditions;
•	the prospect of dilution of current shareholders’ ownership interests resulting from any future efforts to raise capital from non-shareholders;
•	the size and timing of the rights offering;
•	the potential dilution to our current shareholders if they choose not to participate in the offering;
•	alternatives available for raising equity capital;
•	historical and current trading prices for our common stock;
•	the fact that the rights offering could potentially increase the public float for our common stock;
•	the fact that existing shareholders would have the opportunity to participate on a pro rata basis and would also have an over-subscription privilege; and
•	the status of our condemnation case against the State of New York and the potential period of time until the judgment is ultimately received.

The net proceeds from the rights offering will depend on the number of subscription rights that are exercised.  If we issue all 173,305 shares available in the rights offering, the net proceeds, after deducting estimated offering expenses, will be approximately $9 million (assuming no over-allotment).  We estimate that the expenses of the rights offering will be approximately $210,000.

Although we believe that the rights offering will strengthen our financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Effect of Rights Offering on Existing Shareholders

Assuming all shares available in the rights offering are sold, the ownership interests and voting interests of the existing shareholders that do not fully exercise their subscription rights will be diluted.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be canceled or modified except that you may cancel your subscription if we extend the rights offering period by more than 30 days or if we make a fundamental change to the terms set forth in this prospectus.  You may exercise your subscription rights in the manner set forth below.

Subscription by Registered Holders

If you hold certificates evidencing your shares of our common stock, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you.  You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below under “— Subscription Agent,” prior to the expiration of the rights offering.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate.  Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date.  If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for shares of our common stock in the rights offering.

If your shares of our common stock are held in the name of a broker, dealer, custodian bank or other nominee, your nominee may exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time, September 22, 2011 expiration date we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent in connection with the rights offering must be made in full, in United States currency, in immediately available funds, by:

•	personal bank check payable to Registrar and Transfer Company, as subscription agent, f/b/o Gyrodyne Company of America, Inc., drawn upon a United States bank; or
•	wire transfer of immediately available funds to the account maintained by the subscription agent to:

TD Bank
6000 Atrium Way
Mt. Laurel, New Jersey 08054
ABA # 031-201-360
For the Benefit of:
Registrar and Transfer Company as Rights Subscription Agent for Various Holders
Account # 276-053-5977
Reference:  Gyrodyne Rights Offering

Money orders or bank drafts are not accepted.  Payment received after the expiration of the rights offering may not be honored, in which case the subscription agent will return your payment to you promptly, without interest or penalty.

You should read and follow the delivery and payment instructions accompanying the rights certificate.  DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO GYRODYNE COMPANY OF AMERICA, INC.  We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and other subscription documents and payment of the full subscription amount.  The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights.  If sent by mail, we recommend that you send subscription materials and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.  If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock that could be purchased with your over-payment.  If the subscription agent does not apply your full subscription price payment to your purchase of shares of our common stock, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate, cancel or withdraw the rights offering, in whole or in part, we will issue a press release notifying the shareholders of such event, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following such termination, cancellation or withdrawal.

Subscription Agent

Registrar and Transfer Company is acting as the subscription agent for the rights offering under an agreement with us.  The address to which subscription documents, rights certificates and subscription payments other than wire transfers, should be mailed or delivered is:

If Delivering by Hand or Overnight: Registrar and Transfer Company Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016	By Mail: Registrar and Transfer Company Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016

We will pay the fees and expenses of Registrar and Transfer Company. We will also agree to indemnify Registrar and Transfer Company against certain liabilities in connection with the rights offering.

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on September 22, 2011.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.  If you deliver subscription documents or subscription rights certificates in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription privilege.

Information Agent

We have appointed MacKenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding our rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at 800-322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.  Neither the subscription agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock.  Any fractional rights resulting from the share allocation process specified below will be rounded up to the nearest whole number.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution – such as a commercial bank, savings, bank, credit union or broker dealer – that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.

•	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.

•	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice To Brokers and Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should submit information and payment for shares.  We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of the Depository Trust Company.  You may exercise individual or aggregate beneficial owner subscription rights by instructing the Depository Trust Company to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of shares of common stock subscribed for under the basic subscription privilege and the over-subscription privilege, if any, and your full subscription payment.

Beneficial Owners

If you do not hold certificates for shares of our common stock, you are a beneficial owner of shares of our common stock.  Instead of receiving a rights certificate, you will receive your subscription rights through a broker, dealer, custodian bank or other nominee.  We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering.

You should contact your broker, dealer, custodian bank or other nominee if you do not receive information regarding the rights offering, but believe you are entitled to subscription rights.  We are not responsible if you do not receive notice by your broker, dealer, custodian bank or other nominee or if you do not receive notice in time to respond to your nominee by the deadline established by the nominee, which may be prior to 5:00 p.m. New York City time, on September 22, 2011.

If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you.  If you hold certificates for shares of our common stock and received a rights certificate, but would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transaction for you.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, or the Instructions For Use of Gyrodyne Company of America, Inc.  Subscription Rights Certificates, you should contact the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or email at proxy@mackenziepartners.com.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.  The subscription rights will not be listed for trading on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  We expect that the shares of common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Capital Market under the ticker symbol “GYRO”.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. In resolving all such questions, we will review the relevant facts, consult with our legal advisors and we may request input from the relevant parties.  Our determination will be final and binding.  Once made, subscriptions and directions are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors, and we will not accept any alternative, conditional or contingent subscriptions or directions.  However, if we make a fundamental change to the terms of the rights offering or extend the rights offering period by more than 30 days, you may cancel your subscription and receive a refund of any money you have advanced.  We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful.  You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion.  Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions.  A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent.  Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering.  The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled.  If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, as soon as practicable.  In addition, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

Delivery of Shares of Common Stock Acquired in the Rights Offering

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate evidencing the new shares purchased as soon as practicable after the completion of the rights offering.  One stock certificate will be generated for each shareholder subscribing for shares in the rights offering.  Until your stock certificate is received, you may not be able to sell the shares of common stock acquired in the rights offering.  If, as of the record date, your shares were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares.  Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.  In either case, the shares will be delivered following the completion of any pro-rations as may be necessary in the event subscription requests exceed the number of shares available as described herein.

Rights of Subscribers

You will have no rights as a shareholder of our common stock issuable under the rights offering, until your account, or your account at your broker, custodian bank or other nominee is credited with the shares of our common stock purchased in the rights offering.  You will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate, payment and any other required documents to the subscription agent.

No Revocation or Change

Once you submit the form of subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.  All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable, or even in the event we extend the rights offering.  However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time the rights offering expires, you have not obtained this clearance or approval.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution of the subscription rights to our shareholders and our shareholders’ exercise of these subscription rights to purchase shares of common stock should generally not be taxable.  YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See “Risk Factors” in this prospectus and information in any document incorporated by reference into this prospectus.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The shares of common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Capital Market under the symbol “GYRO” and we intend to apply for listing of the shares of common stock issued in the rights offering.

Shares of Common Stock Outstanding After the Rights Offering

Based on 1,290,039 shares of our common stock outstanding as of August 19, 2011, and assuming all shares available in the rights offering are sold (including the over-allotment), 1,482,680 shares of our common stock will be outstanding upon completion of the rights offering, representing an increase in the number of outstanding shares of our common stock of approximately 14.93%. If the over-allotment shares are not issued, the maximum number of shares of common stock we would have outstanding would be 1,463,344, representing an increase in the number of outstanding shares of our common stock of approximately 13.43%.  Assuming all shares available in the rights offering are sold, the ownership interests and voting interests of the existing shareholders that do not fully exercise their subscription rights will be diluted.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights.  We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions.  Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws.  We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.  However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, our by-laws, our shareholder rights plan and applicable provisions of New York law.  We have filed our certificate of incorporation and by-laws as exhibits to the registration statement of which this prospectus is a part.  See “Where You Can Find More Information.”

General

Our certificate of incorporation provides that we may issue up to 4,000,000 shares of common stock, $1.00 par value per share.  As of the date of this prospectus, we have 1,531,247 shares of common stock issued, and 1,290,039 shares outstanding.

Voting Rights of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the holders of such common stock possess the exclusive voting power.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

Holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions.  They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Other than the subscription rights offered in this offering and the share purchase rights described under “Shareholder Rights Plan” below, holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.  All holders of common stock will have equal distribution, liquidation and other rights.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.  Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).  In addition, we cannot receive significant amounts of rental income from tenants that are related to us, directly or constructively, through ownership.

Every owner of more than 5% (or such lower percentages as required by the Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares of stock, including common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of stock which the owner beneficially owns and a description of the manner in which such shares are held.  Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT.  In addition, each shareholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Antitakeover Provisions

Section 912 of the New York Business Corporation Law (the “Business Corporation Law”) restricts certain business combinations.  The statute prohibits certain New York corporations from engaging in a merger or other business combination with a holder of 20% or more of the corporation’s outstanding voting stock (“interested shareholder”) for a period of five years following acquisition of the stock unless the merger or other business combination, or the acquisition of the stock, is approved by the corporation’s board of directors prior to the date of the stock acquisition.  The statute also prohibits consummation of such a merger or other business combination at any time unless the transaction has been approved by the corporation’s board of directors or by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or certain “fair price” conditions have been met.

The provisions of Section 912 of the Business Corporation Law apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act.  We have not elected to opt out of these provisions of the Business Corporation Law.

In addition, Article 16 of the Business Corporation Law requires that any offeror making a takeover bid for a New York corporation file with the New York Attorney General, as soon as practicable on the date of commencement of the takeover bid, a registration statement containing specified details regarding the proposed takeover.  The Business Corporation Law also contains provisions permitting directors in taking action (including taking action relating to a change in control) to consider employees, retirees, customers, creditors and the community, and preventing New York corporations from paying “greenmail” without a shareholder vote.  These statutory provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company, unless such takeover or change in control is approved by our board of directors.

Shareholder Rights Plan

Our shareholder rights plan is designed to protect us and our shareholders from hostile takeovers, but may delay or make it more difficult for someone to acquire us without the approval of our board, thus possibly limiting our shareholders’ ability to obtain a premium for their shares.  On August 10, 2004, our Board of Directors declared a dividend distribution of one share purchase right for each outstanding share of our common stock held by shareholders of record on August 27, 2004.  Each share purchase right entitles the registered holder to purchase from us one share of common stock at an exercise price of $75.00 per share.  The description and terms of the share purchase rights are set forth in a Rights Agreement, dated as of August 10, 2004, between us and Registrar and Transfer Company, as Rights Agent.

In the event that any person or group, without our board’s approval, acquires (or announces or commences a tender offer to acquire) 20% or more of our common stock, then each holder of a share purchase right (other than such person or group) shall thereafter have the right to receive upon exercise of such share purchase right and payment of an exercise price of $75.00 shares of our common stock having a value equal to twice the exercise price.  Also, if the Company is acquired in a merger or sells more than 50% of its assets or earning power at any time after a person or group acquires 20% or more of our common stock without board approval, each share purchase right will entitle its holder (other than the acquiring person or group) to purchase shares of common stock of the acquiring company having a market value of twice the exercise price.  If any person or group acquires at least 20%, but less than 50% of our common stock, the board may, at its option, exchange one share of common stock for each share purchase right (other than share purchase rights held by such person or group).

The share purchase rights may be redeemed by our board of directors for $0.005 per share purchase right and will otherwise expire on August 11, 2014.

For as long as the share purchase rights are then redeemable, we may amend the share purchase rights in any manner, including an amendment to extend the time period in which the share purchase rights may be redeemed.  At any time when the share purchase rights are not then redeemable, we may amend the share purchase rights in any manner that does not materially adversely affect the interests of holders of the share purchase rights as such.

Until a share purchase right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws

General

The provisions of our certificate of incorporation and by-laws described in this section may delay or make it more difficult for someone to acquire us without the approval of our board.  These provisions could have the effect of discouraging third parties from making acquisition proposals, although such proposals, if made, might be considered desirable by a majority of our shareholders.  These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

Classified Board of Directors

The certificate of incorporation provides for our board to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our board will be elected each year.

We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors.  This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual shareholders’ meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and by-laws provide that the number of directors shall not be less than 3 nor more than 19.  The by-laws also provide that our board shall have the right, in its discretion, to fill vacancies, including vacancies created by expansion of our board.  Furthermore, directors may be removed by shareholders only for cause and only by the affirmative vote of a majority of the persons entitled to vote the shares.

These provisions, in conjunction with the provision of the by-laws authorizing our board to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice for Raising Business or Making Nominations at Meetings

Our by-laws establish an advance notice procedure with regard to shareholder proposals and nominations of individuals for election to the board of directors.  In general, notice of a shareholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 days nor more than 150 days before the date of the anniversary of the last annual shareholders’ meeting (there are special rules if the current year’s meeting date is held more than 30 days before, or more than 60 days after, the anniversary date of the prior year’s meeting date) and must contain specified information and conform to certain requirements, as set forth in our by-laws.  If the chair at any shareholders’ meeting determines that a shareholder proposal or director nomination was not made in accordance with the by-laws, we may disregard such proposal or nomination.

The notice of any shareholder nomination for election as a director must set forth information as to the shareholder making the nomination and the nominee.  Among the information required of the nominee is (i) his or her name, age, business address and residence address, (ii) his or her principal occupation or employment, (iii) the number of shares of capital stock owned of record or beneficially, and (iv) such other information concerning the nominee as would be required to be disclosed in a proxy statement soliciting the proxies for the election of such nominee as a director in an election contest or that is otherwise required to be disclosed under the rules of the SEC.  The nominee must also complete a questionnaire with respect to his or her background and qualification.  Included in the questionnaire are certain representations and agreements related to the nominee’s service as a director.

The NASDAQ Capital Market

Our common stock is listed on the NASDAQ Capital Market under the symbol “GYRO.”

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for our common stock.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences of the rights offering to holders of shares of our common stock who hold such shares as a capital asset for U.S. federal income tax purposes.  This discussion is based on the Code, applicable Treasury Regulations promulgated thereunder, laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This discussion applies only to holders who are U.S. persons, which is defined as a citizen or resident of the United States, a domestic corporation, any estate the income of which is subject to U.S. federal income taxation regardless of source, and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in place to be treated as a U.S. person.

This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders who are dealers in securities or foreign currency, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.  In the case of a holder that is an entity treated as a partnership for U.S. federal income tax purposes, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership.  The following summary does not address the tax consequences of the rights offering under foreign, state or local tax laws.

We will not seek a ruling from the Internal Revenue Service with respect to the rights offering.  The Internal Revenue Service could take positions concerning the tax consequences of the rights offering that are different from those described here, and if litigated, a court could sustain any such positions taken by the Internal Revenue Service.

Accordingly, we urge each holder of our shares of common stock to consult its own tax advisor with respect to the particular tax consequences to such holder of the rights offering and the receipt and exercise of the subscription rights and the receipt, ownership and disposition of our common stock, including state and local tax consequences.

Below is a summary of the U.S. federal income tax consequences to a holder of common stock on the receipt of subscription rights under the rights offering:

Distribution of Subscription Rights.  Provided that the rights offering is not part of a “disproportionate distribution” within the meaning of Section 305 of the Code, we believe that, pursuant to Section 305 of the Code and the Treasury Regulations issued thereunder, the receipt of subscription rights will generally not be taxable to a shareholder.  However, under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right.  A common shareholder who receives a right to acquire shares of common stock generally will be treated as having received a taxable dividend if such shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property (referred to as a “disproportionate distribution”).  For purposes of the above, “shareholder” includes holders of warrants, options and convertible securities.  The application of this rule is very complex, and provided that the rights offering is not part of a “disproportionate distribution,” as is assumed for the remainder of this summary, we believe that the receipt of subscription rights will generally not be taxable to a shareholder.

Shareholder Basis and Holding Period of the Subscription Rights.  Except as provided in the following sentence, a holder’s tax basis in the subscription rights that we distribute in the rights offering will be zero.  If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are distributed or (ii) the holder elects, in its United States federal income tax return for the taxable year in which the subscription rights are distributed, to allocate part of its tax basis in such common stock to the subscription rights, then upon exercise of the subscription rights, the holder’s tax basis in the common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed.  This election may be made pursuant to Section 307 of the Code and the Treasury Regulations thereunder, and will be irrevocable once made.  We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights.  In determining the fair market value of the subscription rights, a holder should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

A holder’s holding period with respect to the subscription rights that we distribute will include the holding period of such holder’s shares of our common stock with respect to which the subscription rights are distributed.

Lapse of the Subscription Rights.  If a holder allows the subscription rights it receives to expire unexercised, such holder will not recognize any gain or loss on the expiration of its subscription rights.  If a holder has tax basis in the subscription rights and allows the subscription rights to expire, the tax basis of the common stock that such holder owns with respect to which such subscription rights were distributed will be restored to the tax basis in such common stock held immediately before the receipt of the subscription rights in this rights offering.  If the receipt of subscription rights is taxable to a holder as described above and a holder allows subscription rights received in the rights offering to expire, the holder should recognize a short-term capital loss equal to the tax basis in the expired subscription rights.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise.  A holder will not recognize any gain or loss upon the exercise of the subscription rights.  Such holder’s basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price such holder paid to exercise the subscription rights and its basis in such subscription rights, if any.  The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date the holder exercises the subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights.  A holder will recognize ordinary income upon the receipt of any dividend or other distribution on the shares of common stock it acquires upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made.  Distributions paid out of our current and accumulated earnings and profits are generally taxable at ordinary tax rates, subject to any applicable dividends-received deduction with respect to corporate holders.  A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of a holder’s adjusted tax basis in its shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights.  If a holder sells or exchanges shares of common stock acquired upon exercise of the subscription rights, it generally will recognize gain or loss on the transaction equal to the difference between the amount realized and its basis in the shares of common stock.  Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year.  Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15%, and will be taxed at a maximum rate of 20% for taxable years beginning after December 31, 2012.  Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates.  Short-term capital gains of both corporate and non-corporate holders are taxed at marginal tax rates applicable to ordinary income.  The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, a holder may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless the holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that it is not subject to backup withholding because of a failure to report all dividends and interest income.  Any amount withheld under these rules is allowable as a credit against (and may entitle a holder to a refund with respect to) such holder’s federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.  We may require a holder to establish its exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO THEIR OWN PARTICULAR TAX SITUATIONS.

PLAN OF DISTRIBUTION

On or about August 23, 2011, we will distribute the subscription rights and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., New York City time, on August 15, 2011, the record date for the rights offering.  If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and return it with payment for the shares, to the subscription agent, Registrar and Transfer Company, at the following address:

If Delivering by Hand or Overnight: Registrar and Transfer Company Attn: Reorg/Exchange Department 10 Commerce Drive Cranford, New Jersey 07016	By Mail: Registrar and Transfer Company Attn: Reorg/Exchange Department P.O. Box 645 Cranford, New Jersey 07016

If you have any questions, you should contact the information agent, Mackenzie Partners, Inc., at (800) 322-2885 (toll free) or by email at proxy@mackenziepartners.com.  The subscription rights will not be listed on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The shares of common stock issuable upon exercise of the subscription rights we expect will be listed on the NASDAQ Capital Market under the symbol “GYRO.”

We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering.  We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights.  Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering.  Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.  We estimate that our total expenses in connection with the rights offering will be approximately $210,000.

LEGAL MATTERS

The validity of the subscription rights and the common stock issuable upon exercise of the subscription rights will be passed upon for us by Farrell Fritz, P.C.

EXPERTS

The financial statements incorporated into this prospectus by reference from Gyrodyne’s Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Holtz Rubenstein Reminick LLP, an independent registered public accounting firm, as stated in its report which is incorporated herein by reference.  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.  The financial statements incorporated into this prospectus by reference from Gyrodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 have not been audited.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information.  We incorporate by reference into this prospectus the documents listed below as well as any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement, and any filings made after the date of this prospectus until we sell all of the securities under this prospectus, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.” The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2010;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, and June 30, 2011; and
•	our Current Reports on Form 8-K filed with the SEC on February 8, 2011, February 15, 2011, March 8, 2011, April 8, 2011, April 25, 2011, July 13, 2011 and August 5, 2011.

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Gyrodyne Company of America, Inc.
One Flowerfield
St. James, NY 11780
Attention:  Investor Relations/Stephen V. Maroney
Telephone: 631-584-5400

You should rely only on the information contained in this prospectus, any applicable free writing prospectus and the documents that are incorporated by reference.  We have not authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.  You should not assume that the information in this prospectus, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549.  You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports, is available free of charge through our website at http://www.gyrodyne.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.  Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus does not contain all of the information included in the registration statement.  We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC.  For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at http://www.sec.gov.  Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete.  Please refer to the actual exhibit for a more complete description of the matters involved.

We have appointed Mackenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding the rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com.